Exhibit 99.4

Management’s Discussion and Analysis

For the Period Ended September 30, 2020

This Management Discussion and Analysis (“MD&A”) has been prepared as of November 3, 2020, and is intended to provide a review of the financial position and results of operations of Centerra Gold Inc. (“Centerra” or the “Company”) for the three and nine months ended September 30, 2020 in comparison with the corresponding periods ended September 30, 2019. This discussion should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the three and nine months ended September 30, 2020 prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A should also be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2019 and 2018, the related MD&A and the Annual Information Form for the year ended December 31, 2019 (the “2019 Annual Information Form”). The Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the three and nine months ended September 30, 2020, 2019 Annual Report and 2019 Annual Information Form are available at www.centerragold.com and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. In addition, this discussion contains forward looking information regarding Centerra’s business and operations. Such forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. See “Caution Regarding Forward-Looking Information” in this discussion. All dollar amounts are expressed in United States dollars (“USD”), except as otherwise indicated.

Caution Regarding Forward-Looking Information

Information contained in this document which are not statements of historical facts, and the documents incorporated by reference herein, may be “forward-looking information” for the purposes of Canadian securities laws. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward looking information. The words “believe”, “expect”, “anticipate”, “contemplate”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, “understand” and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: statements regarding 2020 Outlook, including guidance on production, cost and capital spend for the remainder of 2020, and the assumptions used in preparing; the impact, if any, of the Kyrgyz Parliamentary election annulment and the aftermath on the Kumtor mine; planned exploration for the remainder of 2020; possible impacts to its operations relating to COVID-19; the Company’s expectations regarding having sufficient liquidity for 2020; the planned mill shut down at the Kumtor mine scheduled for the fourth quarter of 2020; the Company’s expectation regarding having sufficient water at Mount Milligan in the medium term, and its plans for a long term solution; time frame for completing the remaining construction at the Öksüt Mine; and expectations regarding litigation involving the Company including the HRS litigation impacting the Mount Milligan Mine, and the litigation involving the Greenstone Gold Property.

centerragold.com

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant technical, political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in the Kyrgyz Republic, Turkey and Canada; the failure of the Kyrgyz Republic Government to comply with its continuing obligations under the Strategic Agreement, including the requirement that it comply at all times with its obligations under the Kumtor Project Agreements, allow for the continued operation of the Kumtor Mine by KGC and KOC and not take any expropriation action against the Kumtor Mine; actions by the Kyrgyz Republic Government or any state agency or the General Prosecutor’s Office that serve to restrict or otherwise interfere with the payment of funds by KGC and KOC to Centerra; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; the impact of the delay by relevant government agencies to provide required approvals, expertise and permits; potential impact on the Kumtor Project of investigations by Kyrgyz Republic instrumentalities; the impact of constitutional changes in Turkey; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; the presence of a significant shareholder that is a state-owned company of the Kyrgyz Republic; risks related to anti-corruption legislation; risks related to the concentration of assets in Central Asia; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper and other mineral prices, the use of provisionally-priced sales contracts for production at Mount Milligan, reliance on a few key customers for the gold-copper concentrate at Mount Milligan, use of commodity derivatives, the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on, the accuracy of the Company’s production and cost estimates, the impact of restrictive covenants in the Company’s credit facilities which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries, the Company’s ability to obtain future financing, the impact of global financial conditions, the impact of currency fluctuations, the effect of market conditions on the Company’s short-term investments, the Company’s ability to make payments including any payments of principal and interest on the Company’s debt facilities depends on the cash flow of its subsidiaries; and (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including the movement of the Davidov Glacier, waste and ice movement and continued performance of the buttress at the Kumtor mine; the occurrence of further ground movements at the Kumtor mine and mechanical availability; the risk of having sufficient water to continue operations at the Mount Milligan mine and achieve expected mill throughput; the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational risks; mechanical breakdowns; the Company’s ability to replace its mineral reserves; the occurrence of any labour unrest or

centerragold.com	2

disturbance and the ability of the Company to successfully re-negotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic including, but not limited to, the COVID-19 pandemic; seismic activity in the vicinity of the Company’s properties; long lead times required for equipment and supplies given the remote location of some of the Company’s operating properties; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; the Company’s ability to accurately predict decommissioning and reclamation costs; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; and the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns and project resources. For additional risk factors, please see section titled “Risks Factors” in the Company’s most recently filed Annual Information Form available on SEDAR at www.sedar.com.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward looking information. Forward-looking information is as of November 3, 2020. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

centerragold.com	3

TABLE OF CONTENTS

Overview	5
Consolidated Financial and Operational Highlights	6
Overview of Consolidated Results	7
2020 Outlook	8
Financial Performance	12
Balance Sheet Review	14
Market Conditions	16
Financial Instruments	17
Operating Mines and Facilities	18
Pre-Development Projects	34
Quarterly Results – Previous Eight Quarters	35
Contingencies	36
Accounting Estimates, Policies and Changes	37
Disclosure Controls and Procedures and Internal Control Over Financial Reporting	37
Non-GAAP Measures	38
Qualified Person & QA/QC – Production, Mineral Reserves and Mineral Resources	43

centerragold.com	4

Overview

Centerra is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties worldwide and is one of the largest Western-based gold producers in Central Asia. Centerra’s principal operations are the Kumtor Gold Mine located in the Kyrgyz Republic, the Mount Milligan Gold-Copper Mine located in British Columbia, Canada, and the Öksüt Gold Mine located in Turkey. The Company has two properties in Canada in the pre-development stage, the Kemess Underground Gold Property and the Greenstone Gold Project (50% ownership), and owns exploration properties in Canada, the United States of America and Turkey and has options to acquire exploration joint venture properties in Canada, Finland, Turkey, and the United States of America. The Company owns various assets included in its Molybdenum Business Unit consisting of the Langeloth metallurgical processing facility and two primary molybdenum mines currently on care and maintenance, Thompson Creek Mine in Idaho, United States of America, and the Endako Mine in British Columbia, Canada (75% ownership).

As of September 30, 2020, Centerra’s significant subsidiaries are as follows:

		Current	Property
Entity	Property - Location	Status	Ownership
Kumtor Gold Company (“KGC”)	Kumtor Mine - Kyrgyz Republic	Operation	100%
Thompson Creek Metals Company Inc.	Mount Milligan Mine - Canada	Operation	100%
Öksüt Madencilik A.S. (“OMAS”)	Öksüt Mine - Turkey	Operation	100%
Langeloth Metallurgical Company LLC	Langeloth - United States	Operation	100%
AuRico Metals Inc.	Kemess Underground Project - Canada	Pre-development	100%
Greenstone Gold Mines LP	Greenstone Gold Property - Canada	Pre-development	50%
Thompson Creek Mining Co.	Thompson Creek Mine - United States	Care and Maintenance	100%
Thompson Creek Metals Company Inc.	Endako Mine - Canada	Care and Maintenance	75%

Centerra’s common shares are listed for trading on the Toronto Stock Exchange under the symbol CG. As of November 3, 2020, there are 295,781,314 common shares issued and outstanding, options to acquire 3,380,657 common shares outstanding under its stock option plan and 937,689 units outstanding under its restricted share unit plan (exercisable on a 1:1 basis for common shares).

The Company reports the results of its operations in U.S. dollars, however not all of its costs are incurred in U.S. dollars. As such, the movement in exchange rates between currencies in which the Company incurs costs and the U.S. dollar also impacts reported costs of the Company.

centerragold.com	5

Consolidated Financial and Operational Highlights

Unaudited ($ millions, except as noted)	Three months ended September 30			Nine months ended September 30
Financial Highlights	2020	2019	% Change	2020	2019	% Change
Revenue	$515.2	$388.3	33%	$1,301.9	$1,062.8	22%
Production costs	145.8	172.8	(16%)	452.4	527.2	(14%)
Depreciation, depletion and amortization	83.2	66.8	24%	241.6	180.2	34%
Earnings from mine operations	286.2	148.7	92%	601.1	355.4	69%
Net earnings (loss)	$205.7	$(165.1)	225%	$313.3	$(81.3)	485%
Adjusted net earnings (3)	$205.7	$75.4	173%	$356.8	$159.2	124%
Cash provided by operations	358.8	31.9	1025%	748.0	241.6	210%
Adjusted cash provided by operations (3)	363.8	94.5	285%	753.0	304.2	148%
Cash provided by operations before changes in working capital	305.0	89.8	240%	664.9	305.4	118%
Free cash flow (deficit) (3)	281.0	(52.5)	100%	526.9	35.1	1401%
Adjusted free cash flow (3)	286.0	10.1	2732%	531.9	97.7	444%
Capital expenditures - sustaining	19.8	21.2	(7%)	67.4	61.8	9%
Capital expenditures - growth and development projects	18.6	46.4	(60%)	49.5	109.2	(55%)
Capital expenditures - stripping	41.6	23.6	76%	128.3	62.0	107%
Total assets	$2,991.8	$2,697.8	11%	$2,991.8	$2,697.8	11%
Long-term debt and lease obligations	14.7	91.5	(84%)	14.7	91.5	(84%)
Cash, cash equivalents and restricted cash(5)	485.8	109.1	345%	485.8	109.1	345%
Per Share Data
Earnings per common share - $ basic (1)	$0.70	$(0.56)	225%	$1.06	$(0.28)	479%
Adjusted net earnings per common share - $ basic (1)(3)	$0.70	$0.26	169%	$1.21	$0.54	124%
Per Ounce Data (except as noted)
Average gold spot price ($/oz)(2)	1,911	1,474	30%	1,737	1,363	27%
Average realized gold price ($/oz)(3)(4)	1,806	1,374	31%	1,647	1,282	28%
Average copper spot price ($/lb)(2)	2.93	2.62	12%	2.64	2.73	(3%)
Average realized copper price ($/lb)(3)(4)	2.43	1.89	29%	2.04	2.05	(0%)
Operating Highlights
Gold produced (oz’s)	241,448	205,660	17%	651,614	588,802	11%
Gold sold (oz’s)	238,069	216,023	10%	658,866	610,761	8%
Payable Copper Produced (000’s lbs)	23,305	21,229	10%	62,441	53,066	18%
Copper Sales (000’s payable lbs)	21,726	21,907	(1%)	61,502	53,129	16%
Unit Costs
Production costs per ounce of gold sold (4)	$386	$467	(17%)	$406	$469	(13%)
Gold - All-in sustaining costs on a by-product basis ($/oz sold)(3)(4)	$528	$666	(21%)	$665	$683	(3%)
Gold - All-in sustaining costs on a by-product basis (including taxes) ($/oz sold)(3) (4)	$701	$825	(15%)	$847	$832	2%
Gold - All-in sustaining costs on a co-product basis (before taxes) – ($/oz sold)(3)(4)	$642	$717	(10%)	$728	$711	2%
Production costs per pound of copper sold (4)	$0.95	$1.16	(18%)	$1.15	$1.43	(20%)
Copper - All-in sustaining costs on a co-product basis – ($/lb)(3)(4)	$1.18	$1.36	(13%)	$1.37	$1.72	(20%)

(1)	As at September 30 2020, the Company had 295,740,940 common shares issued and outstanding.
(2)	Average for the period as reported by the London Bullion Market Association (US dollar Gold P.M. Fix Rate) and London Metal Exchange (LME).
(3)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.
(4)	Combines streamed and unstreamed amounts.
(5)	Includes restricted cash of $1.6 million as at September 30, 2020 and restricted cash of $28.7 million as at September 30, 2019.

centerragold.com	6

Overview of Consolidated Results

Third Quarter 2020 compared to Third Quarter 2019

Net earnings and adjusted net earningsNG of $205.7 million were recognized in the third quarter of 2020, compared to a net loss of $165.1 million and adjusted net earningsNG of $75.4 in the third quarter of 2019. The increase in adjusted net earningsNG was due to the new Öksüt Mine in 2020 with 51,120 gold ounces sold, higher average realized gold and copper prices, of 31% and 29%, respectively, and lower production costs at both Mount Milligan and Kumtor, partially offset by decreased gold ounces sold at Mount Milligan and Kumtor. In the third quarter of 2019, earnings were adjusted for a $230 million impairment of Mount Milligan.

Cash provided by operations of $358.8 million and adjusted cash provided by operationsNG of $363.8 million were recognized in the third quarter of 2020, compared to cash provided by operations of $31.9 million and adjusted cash provided by operationsNG of $94.5 million in the third quarter of 2019. The increase in adjusted cash provided by operationsNG was due to increased earnings from mine operations including earnings from the Öksüt Mine which began production in 2020, production from stockpiles at Kumtor, the timely collection of sales and the collection of $11.4 million United States tax refund at the Molybdenum business. In the third quarter of 2020 and 2019, the Company made payments of $5 million and $62.6 million, respectively, in accordance with the Strategic Agreement with Kyrgyz Republic.

Free cash flow NG of $281 million and adjusted free cash flow NG of $286 million were recognized in the third quarter of 2020 compared to a free cash flow deficitNG of $52.5 million and adjusted free cash flow NG of $10.1 million in the third quarter of 2019. The increase in adjusted free cash flow NG was due to higher cash provided by operations and a reduction in growth capital expenditures as construction of the Öksüt Mine was completed, partially offset by increased capitalized stripping at Kumtor.

First Nine Months 2020 compared to First Nine Months 2019

Net earnings of $313.3 million and adjusted net earningsNG of $356.8 million were recognized in the first nine months of 2020, compared to a net loss of $81.3 million and adjusted net earningsNG of $159.2 million in the first nine months of 2019. The increase in adjusted net earningsNG was due to 66,123 gold ounces sold at our new Öksüt Mine, 28% higher realized gold prices, increased copper pounds sold at Mount Milligan and lower production costs at both Mount Milligan and Kumtor. This was partially offset by decreased gold ounces sold at Mount Milligan due to mine plan sequencing.

Cash provided by operations of $748 million and adjusted cash provided by operationsNG of $753 million were recognized in the first nine months of 2020, compared to cash provided by operations of $241.6 million and adjusted cash provided by operationsNG of $304.2 million in the first nine months of 2019. The increase in adjusted cash provided by operationsNG was due to increased earnings from mine operations including contributions from the Öksüt Mine, production from stockpiles at Kumtor and a $22.8 million tax refund collected at the Molybdenum business.

Free cash flow NG of $526.9 million and adjusted free cash flow NG of $531.9 million was recognized in the first nine months of 2020 compared to free cash flowNG of $35.1 million and adjusted free cash flow NG of $97.7 million in the first nine months of 2019. The increase in adjusted free cash flow NG was due to higher cash provided by operations, a reduction in working capital and lower growth capital expenditures as construction at the Öksüt Mine was completed, partially offset by an increase in capitalized stripping at Kumtor.

centerragold.com	7

Safety and Environment

During the quarter Centerra achieved a number of important Lost Time Injury (“LTI”) free milestones including 7 years without a LTI at Endako. In July 2020, Öksüt achieved three million LTI free work hours.

There were 12 reportable injuries in the third quarter of 2020, including 3 LTI, 7 medical aid injuries and 2 restricted work injuries. In the first nine months of 2020, Centerra incurred 28 reportable injuries, including 10 LTI, 12 medical aid injuries and 6 restricted work injuries.

Centerra has implemented a number of proactive measures to prevent infection and reduce the spread of COVID-19 for the safety of its employees, contractors, communities and other stakeholders.

There was one reportable environment incident in the third quarter and first nine months of 2020, involving migratory bird mortalities at the Kemess property, as a result of the birds becoming disorientated by the lighting on a drill rig.

2020 Outlook

Despite its best efforts, the Company notes that COVID-19 has the potential to significantly disrupt Centerra’s operations going forward and affect the Company’s future operating results. Among other things, COVID-19 has the potential to cause significant illness in the workforce, temporarily shut down mining, processing and other operations, and disrupt supply chains as well as rail and shipping networks used to deliver products to customers. While Centerra has taken and will continue to take measures to mitigate such risks, the global effects of COVID-19 are rapidly evolving and cannot be predicted.

2020 Production, Sales and Cost Guidance

Consolidated gold production in the first nine months of 2020 was 651,614 ounces and the full year guidance range of 740,000 to 820,000 ounces remains unchanged.

Centerra has reduced its consolidated 2020 guidance for production costs per ounce of gold sold to $410 to $460 per ounce and its guidance for all-in sustaining costs on a by-product basis per ounce soldNG to $740 to $790 per ounce from previously issued guidance of $450 to $500 per ounce and $820 to $870 per ounce, respectively, as a result of lower operating costs at the Mount Milligan and higher production at the Öksüt Mine.

Mount Milligan’s 2020 guidance for production costs per ounce of gold sold has been lowered to $730 to $780 per ounce and its all-in sustaining costs on a by-product basis per ounce soldNG has been reduced to $750 to $800 per ounce from previously issued guidance of $750 to $800 per ounce and $885 to $935 per ounce, respectively, due to decreased milling and mining costs.

Öksüt’s 2020 guidance for production costs per ounce of gold sold has been lowered to $345 to $395 per ounce and its guidance for all-in sustaining costs on a by-product basis per ounce soldNG has been reduced to $500 to $550 per ounce from previously issued guidance of $375 to $550 per ounce and $650 to $700 per ounce, respectively. This reduction is due to a combination of positive grade and tonne reconciliations, and effective cost control during this initial year of production.

centerragold.com	8

In the fourth quarter of 2020, the Company expects higher all-in sustaining costs on a by-product basis per ounce soldNG as a result of lower levels of production at both the Kumtor and Öksüt Mines, whilst still planning to meet the Company’s full year production guidance range. At Kumtor, the Company is planning to process lower gold grade stockpiles and has a scheduled 5-day mill maintenance shutdown planned in December of 2020. In the fourth quarter of 2020 and into 2021, Kumtor will continue stripping cut-back 20 and processing lower gold grade stockpiles. Kumtor expects to access higher grade ore in cutback 20 in late 2021. The Öksüt Mine is expected to have lower levels of production in the fourth quarter of 2020, compared to the third quarter of 2020, due to the placement of lower gold grade ore on the heap leach, which is expected continue through the first half of 2021.

Centerra’s production forecast for the full year 2020 is maintained as follows:

	Units		Kumtor	Mount Milligan(1)	Öksüt	Centerra
Gold
Unstreamed Gold Payable Production guidance	(Koz	)	520-560	91-104	80-100	691-764
Streamed Gold Payable Production guidance(1)	(Koz	)	—	49-56	—	49-56

Total Gold Payable Production guidance(2)	(Koz	)	520-560	140-160	80-100	740-820

First nine months of 2020 Gold Payable Production	(Koz	)	466	119	67	652

Copper
Unstreamed Copper Payable Production guidance	(Mlb	)	—	65-73	—	65-73
Streamed Copper Payable Production guidance(1)	(Mlb	)	—	15-17	—	15-17

Total Copper Payable Production guidance(3)	(Mlb	)	—	80-90	—	80-90

First nine months of 2020 Copper Payable Production	(Koz	)	—	62	—	62

(1)

The Mount Milligan Streaming Arrangement entitles Royal Gold to 35% and 18.75% of gold and copper sales, respectively, from the Mount Milligan Mine. Under the Mount Milligan Streaming Arrangement, Royal Gold will pay $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered.

(2)	Gold production assumes recoveries of 81.5% at Kumtor, 63% at Mount Milligan and approximately 60% at Öksüt.
(3)	Copper production assumes 79% recovery for copper at Mount Milligan.

centerragold.com	9

Centerra’s 2020 cost guidance ranges are updated to reflect changes to Mount Milligan, Öksüt, and to the

Company’s consolidated estimates, as follows:

	Units			Kumtor	Mount Milligan	Öksüt	Centerra(2)
Production costs per ounce of gold sold	($	/oz	)	$300-$360	$730-$780	$345-$395	$410-$460
All-in sustaining costs on a by-product basis guidance(1)(2)	($	/oz	)	$750-$800	$750-$800	$500-$550	$740-$790
First nine months of 2020 All-in sustaining costs on a by-product basis (1)(2)	($	/oz	)	$661	$562	$433	$665

Revenue-based tax and taxes(3)	($	/oz	)	$190-$205	$30-$40	$20-$30	$170-$180

All-in sustaining costs on a by-product basis, including taxes(1), (2), (3)	($	/oz	)	$940-$1,005	$780-$840	$520-$580	$910-$970
Gold - All-in sustaining costs on a co-product basis(1),(2)	($	/oz	)	$750-$800	$910-$1,010	$500-$550	$850-$900
Production costs per pound of copper sold	($	/lb	)	—	$1.10-$1.20	—	$1.10-$1.20
Copper - All-in sustaining costs on a co-product basis (1),(2)	($	/lb	)	—	$1.35-$1.65	—	$1.35-$1.65

(1)	All-in sustaining costs on a by-product per ounce sold basis is a non-GAAP measure and is discussed under “Non-GAAP Measures”.
(2)

Mount Milligan payable production and ounces sold are on a 100% basis (the Mount Milligan Streaming Arrangement entitles Royal Gold to 35% and 18.75% of gold and copper sales, respectively). Unit costs and consolidated unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costs and all-in sustaining costs plus taxes. Payable production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and payable metal deductions, subject to metal content, levied by smelters.

(3)	Includes revenue-based tax at Kumtor, British Columbia mineral tax at Mount Milligan and income tax at Öksüt.

2020 Capital Spending

Centerra’s 2020 guidance for capital spending, excluding capitalized stripping, remains unchanged at $192 million. Guidance for capitalized stripping has been reduced to $193 million from the previous guidance of $223 million, reflecting lower tonnes mined in the first nine months of the year at the Kumtor Mine due to longer waste haulage distances and a temporarily reduced workforce due to COVID-19.

Projected capital expenditures include:

Projects ($ millions)	Capitalized Stripping	Sustaining Capital	Growth Capital	Total
Kumtor Mine(1)	185	68	18	271
Mount Milligan Mine	—	55	—	55
Öksüt Mine(1)	8	—	29	37
Kemess Underground Project	—	—	13	13
Other(2)	—	9	—	9

Consolidated Total	$193	$132	$60	$385

1)	Capitalized stripping includes a cash component of $145 million (Kumtor Mine), and $8 million (Öksüt Mine).
2)	Thompson Creek Mine, Endako Mine (75% ownership), Langeloth facility, and Corporate.

centerragold.com	10

Material Assumptions

Material assumptions or factors used to forecast production and costs for the fourth quarter of 2020 include the following:

•	a gold price of $1,775 per ounce, up from $1,350 per ounce,

•	a copper price of $2.65 per pound, up from $2.60 per pound,

•	a molybdenum price of $9 per pound, down from $10.75 per pound.

•	exchange rates:

•	$1USD:$1.30 Canadian dollar (unchanged),

•	$1USD:70.00 Kyrgyz som, up from $1USD:69.50 Kyrgyz som,

•	$1USD:7.00 Turkish lira, up from $1USD:5.50 Turkish lira,

•	$1USD:0.85 Euro (unchanged).

•	diesel fuel price assumption:

•	$0.41/litre at Kumtor, down from $0.50/litre,

•	$0.70/litre (CAD$0.91/litre) at Mount Milligan, down from $0.81/litre (CAD$1.06/litre).

Material assumptions used in forecasting production and costs for the fourth quarter of 2020 can be found under the heading “Caution Regarding Forward-Looking Information” in this document. Production, cost and capital forecasts for the fourth quarter of 2020 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially and which are discussed under the heading “Risks That Can Affect Our Business” in the Company’s most recent Annual Information Form.

Sensitivities

Centerra’s revenues, earnings and cash flows for the fourth quarter of 2020 are sensitive to changes in certain key inputs or currencies. The Company has estimated the impact of any such changes on revenues, net earnings and cash from operations. The sensitivities have been calculated considering the Company’s diesel and Canadian dollar hedges.

		Impact on ($ millions)						Impact on ($ per ounce sold)
		Production Costs & Taxes	Capital Costs	Financing Costs	Revenues	Cash flows	Net Earnings (after tax)	AISC(2)(3) on by-product basis
Gold price	$50/oz	0.6 - 1.1	—	—	4.0 - 7.7	3.4 - 6.6	3.4 -6.6	0.46 - 0.48
Copper price	10%	1.1 - 1.7	—	—	4.0 - 6.1	2.9 - 4.4	2.9 - 4.4	29.4 -56.2
Diesel fuel(4)	10%	0.7 - 0.9	—	—	—	0.7- 0.9	0.7- 0.9	4.8 - 9.1
Kyrgyz som (1)	1 som	0.1 - 0.2	—	—	—	0.1 - 0.2	0.1 - 0.2	0.9 - 1.7
Canadian dollar(1)(4)	10 cents	1.7 - 2.0	0.3 - 0.4	—	—	2.0 - 2.4	1.7 - 2.0	9.0 - 17.2
Turkish lira(1)	1 lira	0.5 - 1.0	0.5 - 1.0	—	—	1.0 - 2.0	0.5 - 1.0	4.5 - 8.7

(1)

Appreciation of currency against the U.S. dollar will result in higher costs and lower cash flow and earnings, depreciation of currency against the U.S. dollar results in decreased costs and increased cash flow and earnings.

(2)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.
(3)	All-in sustaining costs is calculated over the fourth quarter of the year ounces sold forecast.
(4)	Includes the effect of hedging programs.

centerragold.com	11

Financial Performance

Third Quarter 2020 compared to Third Quarter 2019

Revenue:

Revenue of $515 million was recognized in the third quarter of 2020 compared to $388 million in the third quarter of 2019. The increase in revenue was due to 31% higher average realized gold prices, 29% higher average realized copper prices and 51,120 gold ounces sold at Öksüt in 2020, partially offset by lower gold ounces sold at Kumtor and lower gold ounces and copper pounds sold at Mount Milligan due to mine plan sequencing.

Production:

Gold production was 241,448 ounces in the third quarter of 2020 compared to 205,660 ounces in the third quarter of 2019. Gold production in the third quarter of 2020 was 140,182 ounces at Kumtor, 49,854 ounces at Mount Milligan and 51,412 ounces at Öksüt. At Kumtor and at Mount Milligan, the 7% and 10% decrease, respectively, was due to lower grades and recoveries at both sites due to sequencing, while Öksüt only commenced production in 2020.

Copper production at Mount Milligan was 23.3 million pounds in the third quarter of 2020 compared to 21.2 million pounds in the third quarter of 2019. The increase in copper production was due to higher throughput as the mine achieved an average throughput of 57,873 tonnes per calendar day in the quarter, combined with higher copper grades.

Production costs per ounce of gold sold:

Production costs per ounce of gold sold were $386 per ounce in the third quarter of 2020 compared to $467 per ounce in the third quarter of 2019. The decrease was primarily due to a planned mill shutdown that occurred in the third quarter of 2019. The decrease was also as a result of decreased water sourcing costs at Mount Milligan. Consolidated production costs per ounce was further impacted by the addition of production from Öksüt in 2020, at a production cost per ounce of gold sold of $354 per ounce in the third quarter of 2020.

All-in sustaining costs on a by-product basis per ounce soldNG:

All-in sustaining costs on a by-product basis per ounce soldNG, which excludes revenue-based tax and income tax were $528 per ounce in the third quarter of 2020 compared to $666 per ounce in the third quarter of 2019. The decrease in all-in sustaining costs on a by-product basis per ounce soldNG was due to higher consolidated gold ounces sold, lower production costs and higher copper credits, partially offset by higher capitalized stripping costs at Kumtor. Higher consolidated gold ounces sold was due to the ounces sold at Öksüt which recognized all-in sustaining costs on a by-product basis per ounce soldNG of $416 per ounce.

Exploration:

Exploration expenditures of $11.7 million were recognized in the third quarter of 2020 compared to $7.6 million in the third quarter of 2019. The increase was primarily due to additional brownfield exploration activity carried out at Kumtor and at Mount Milligan.

Financing costs:

Financing costs of $2 million were recognized in the third quarter of 2020 compared to $3.4 million in the third quarter of 2019. The decrease was primarily due to lower costs on the Company’s $500 million revolving credit facility which remains undrawn and on the promissory note with Caterpillar Financial Services Limited which was repaid in the fourth quarter of 2019.

centerragold.com	12

Corporate administration:

Corporate administration costs of $6.4 million were recognized in the third quarter of 2020 compared to a charge of $12.7 million in the third quarter of 2019. The decrease of $6.3 million was due to a decrease in share-based compensation, impacted primarily by the Company’s share price which increased by 24% in the third quarter of 2019 while the share price was static in the current quarter of 2020. Corporate administration costs, excluding share-based compensation, remained consistent between 2020 and 2019.

First Nine Months 2020 compared to First Nine Months 2019

Revenue:

Revenue of $1,302 million was recognized in the first nine months of 2020 compared to $1,063 million in the first nine months of 2019. The increase was due to a 28% higher average realized gold price, 8% more gold ounces sold and 16% more copper pounds sold.

Production:

Gold production was 651,614 ounces in the first nine months of 2020 compared to 588,802 ounces in the first nine months of 2019. Gold production in the first nine months of 2020 was 465,734 ounces at Kumtor, 119,191 ounces at Mount Milligan and 66,689 ounces at Öksüt. At Kumtor, the 3% increase in gold production was due to higher throughput and more gold produced from carbon fines. At Mount Milligan, the 13% decrease in ounces produced was due to lower grades and lower recoveries, partially offset by higher throughput. Öksüt commenced production in 2020.

Copper production at Mount Milligan was 62.4 million pounds in the first nine months of 2020 compared to 53.1 million in the first nine months of 2019. The increase was due to higher throughput and higher grades, partially offset by lower recoveries.

Production costs per ounce of gold sold:

Production costs per ounce of gold sold were $406 per ounce in the first nine months of 2020 compared to $469 per ounce in the first nine months of 2019. The decrease in 2020 was mainly due to lower processing costs per tonne at Kumtor, which was impacted by the deferral of a mill shutdown, lower mining and processing costs at Mount Milligan and greater consolidated gold ounces sold. The increase in consolidated gold ounces sold were due to the ounces sold at Öksüt which recognized production costs of $360 per ounce.

All-in sustaining costs on a by-product basis per ounce soldNG:

All-in sustaining costs on a by-product basis per ounce soldNG, which excludes revenue-based tax and income tax were $665 per ounce in the first nine months of 2020 compared to $683 per ounce in the first nine months of 2020. The decrease was due to lower processing costs per tonne at Kumtor and Mount Milligan and increased copper credits at Mount Milligan, partially offset by higher capitalized stripping costs at Kumtor. All-in sustaining costs on a by-product basis per ounce soldNG at Öksüt were $433.

centerragold.com	13

Exploration:

Exploration expenditures of $26.1 million were recognized in the first nine months of 2020 compared to $18.9 million in the first nine months of 2019. The increase was due to additional brownfield exploration activity including additional drilling costs of $3.4 million at Kumtor and $0.9 million at Mount Milligan.

Financing costs:

Financing costs of $9.5 million were recognized in the first nine months of 2020 compared to $11.1 million in the first nine months of 2019. The decrease was primarily due to lower costs on the Company’s $500 million revolving credit facility which was undrawn in the third quarter of 2020, lower costs on the Öksüt project financing facility which was repaid in full and cancelled in the first quarter of 2020, and the repayment of the promissory note with Caterpillar Financial Services Limited in the fourth quarter of 2019.

Corporate administration:

Corporate administration costs were $28.3 million in the first nine months of 2020 compared to $36.1 million in the first nine months of 2019. The decrease was primarily due to lower share-based compensation of $7 million as a result of a fair value adjustment, as well as lower corporate activities in 2020. Corporate administration costs, excluding share-based compensation, remained consistent between 2020 and 2019.

Balance Sheet Review

$ millions Consolidated:	As at
	September 30, 2020	December 31, 2019	% Change
Cash	484.2	42.7	1034%
Inventories	622.4	774.1	(20%)
Other current assets	69.7	115.9	(40%)
Property, plant and equipment	1,734.1	1,669.5	4%
Other non-current assets	81.4	99.5	(18%)

Total Assets	2,991.8	2,701.7	11%

Current liabilities	252.7	244.8	3%
Non-current Debt	—	70.0	(100%)
Provision for reclamation	314.2	265.2	18%
Other non-current liabilities	54.5	55.9	(3%)

Total Liabilities	621.4	635.9	(2%)

Total Equity	2,370.4	2,065.8	15%

Total Liabilities and Equity	2,991.8	2,701.7	11%

Cash

Cash as at September 30, 2020 was $484.2 million compared to $42.7 million as at December 31, 2019. The increase was due to free cash flowNG of $526.9 million in the first nine months of 2020 and the release of $25 million of restricted cash after repaying and cancelling the Öksüt project financing facility. This was partially offset by the repayment in full of the outstanding balance on the Company’s $500 million revolving credit facility and former Öksüt project financing facility.

centerragold.com	14

Inventory

Total inventory as at September 30, 2020 was $622.4 million compared to $774.1 million as at December 31, 2019. Total inventory includes stockpiles of ore, gold in-circuit, gold doré, copper and gold concentrate and molybdenum inventory (collectively “Product Inventory”) of $405.9 million and supplies inventory of $216.5 million, compared to $564.7 million and $209.4 million, respectively, as at December 31, 2019. The decrease in product inventory was primarily attributable to Kumtor’s 2020 production coming from ore stockpiles at Kumtor.

As at September 30, 2020, the product inventory balance consisted of 582,041 contained gold ounces on surface at Kumtor, of which roughly 21% is expected to be processed in the fourth quarter of 2020, 78,800 contained gold ounces and 19.4 million contained pounds of copper in stockpiles at Mount Milligan, of which roughly 5% is expected to be processed in the fourth quarter of 2020 and 70,209 contained ounces on surface, stacked and in-circuit at Öksüt, of which roughly 55% is expected to be processed in the last quarter of 2020.

Property, Plant and Equipment

The book value of property, plant and equipment as at September 30, 2020 was $1.73 billion compared to $1.67 billion as at December 31, 2019. The increase in the first nine months of 2020 was mainly related to capitalized stripping costs at Kumtor and construction costs at Öksüt.

Asset Retirement Obligations

Asset retirement obligations as at September 30, 2020 were $314.2 million compared to $265.2 million as at December 31, 2019. The increase was primarily due to a reduction in the discount rates used to calculate the present value of reclamation costs at the Company’s various sites.

In 1998, a reclamation trust fund was established to cover the future costs of reclamation, net of salvage values at the Kumtor Mine. As at September 30, 2020, this fund had a balance of $47 million and is shown as long-term asset on the balance sheet.

Debt

Total bank debt as at September 30, 2020 was nil compared to $70 million as at December 31, 2019. The Company’s $500 million revolving credit facility was undrawn as at September 30, 2020 and December 31, 2019.

The Company repaid the outstanding balance of $77.5 million on the Öksüt project financing facility and subsequently cancelled the facility in the first quarter of 2020. This resulted in the release of $25 million in restricted cash.

Liquidity

The Company believes its cash on hand, cash flow from the Company’s Kumtor, Mount Milligan and Öksüt operations and available capacity in its existing corporate $500 million revolving credit facility will be sufficient to satisfy working capital needs, fund its development activities and meet other liquidity requirements through to the end of 2020. See “Caution Regarding Forward-Looking Information”.

centerragold.com	15

Market Conditions

Commodity prices

The Company’s profitability is materially affected by the market price of metals; metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control.

	Average spot price						Period end spot price
	Three months ended September 30			Nine months ended September 30			September 30,	December 31,
Metal	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change
Gold (per oz)	$1,911	$1,474	30%	$1,737	$1,363	27%	$1,886	$1,517	24%
Copper (per lb)	2.93	2.62	12%	2.64	2.73	(3%)	3.03	2.80	8%
Molybdenum (per lb)	7.71	11.83	(35%)	8.57	11.93	(28%)	8.15	9.20	(11%)

Foreign Exchange

The Company receives its revenue through the sale of gold, copper and molybdenum in U.S. dollars. The Company has operations in Canada, including its corporate head office, the Kyrgyz Republic, Turkey and the United States.

	Average exchange rate						Period end exchange rate
	Three months ended September 30			Nine months ended September 30			September 30,	December 31,
Currency	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change
USD-CAD	$1.33	$1.32	1%	$1.35	$1.33	2%	$1.33	$1.30	2%
USD-Kyrgyz Som	78.1	70.2	11%	75.7	70.1	8%	80.0	69.8	15%
USD-Turkish Lira	7.2	5.7	26%	6.7	5.6	20%	7.7	6.0	28%

The Company utilizes its foreign exchange hedging program in order to manage its exposure to adverse fluctuations in the Canadian dollar, relative to the U.S dollar, see “Financial Instruments”. The Company does not currently hedge the Kyrgyz som or Turkish lira.

centerragold.com	16

Diesel Fuel Prices

Fuel costs represent a significant cost component for Centerra’s mining operations, representing 10% of production costs. Prices for Kumtor’s diesel fuel generally reflect the price movements of Brent crude oil. Kumtor sources its fuel from Russia either directly or through Kyrgyz distributors and prices include additional costs such as seasonal premiums for winterizing fuel and transportation costs from the Russian refineries.

	Average spot price						Period end spot price
	Three months ended September 30			Nine months ended September 30			September 30,	December 31,
Commodity	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change
Kumtor Diesel (per ltr)	$0.37	$0.49	(24%)	$0.40	$0.51	(22%)	$0.38	$0.49	(22%)
ULSD (per bbl)	50.48	79.58	(37%)	52.02	81.40	(36%)	48.11	85.19	(44%)
Brent (per bbl)	43.34	62.03	(30%)	42.53	64.75	(34%)	40.95	66.00	(38%)

The Company utilizes its diesel hedging program in order to manage its exposure to adverse fluctuations in diesel fuel prices, see “Financial Instruments”.

Financial Instruments

The Company seeks to manage its exposure to fluctuations in diesel fuel prices, commodity prices and foreign exchange rates by entering into derivative financial instruments from time-to-time.

The hedge positions for each of these programs as at September 30, 2020 are summarized as follows:

						Settlements			As at September 30, 2020
Program	Instrument	Unit	Average strike price		Type	2020	2021	2022	Total position (4)	Fair value($‘000’s)
FX Hedges
	USD/CAD zero-cost collars(3)	CAD	1.33/1.39		Fixed	48.0 million	190.8 million	137.0 million	375,800,000	4,116
	USD/CAD forward contracts(2)	CAD	1.38		Fixed	45.0 million	102.0 million	10.0 million	157,000,000	4,763
Fuel Hedges
	Brent Crude Oil zero-cost collars(1)	Barrels	$44/$50		Fixed	79,090	79,712	79,966	238,768	-1,171
	Brent Crude Oil swap contracts(2)	Barrels	$43		Fixed	—	206,485	18,850	225,335	413
	ULSD zero-cost collars(1)	Barrels	$60/$67		Fixed	94,391	56,404	94,966	245,761	-3,050
	ULSD swap contracts(2)	Barrels	$55		Fixed	30,000	231,655	33,850	295,505	-576
Gold/Copper Hedges (Royal Gold deliverables):
	Gold forward contracts(2)	Ounces	N/A	(4)	Float	26,010	—	—	26,010	236
	Copper forward contracts(2)	Pounds	N/A	(4)	Float	6.5 million	—	—	6,549,926	511

(1)

Under the fuel zero-cost collars, the Company retains the right to buy fuel barrels at the contract’s ‘ceiling’ price if the market price was to exceed this price upon contract expiration, while requiring the Company to buy fuel barrels at the ‘floor’ price if the market price fell below this price upon expiration. At the end of each contract there is no exchange of the underlying item and the contract is financially settled.

(2)	Under the swap and forward contracts, the Company ‘buy’ and ‘sell’ metals, currencies and commodities, at a specified price at a certain future date.
(3)

Under the currency zero-cost collars, the Company retains the right to buy foreign currency at the contract’s ‘floor’ price if the market price was to fall below this price upon contract expiration, while requiring it to buy foreign currency at the ‘ceiling’ price if the market price was to exceed this price upon expiration.

(4)	Royal Gold hedging program with a market price determined on closing of the contract.

centerragold.com	17

In the third quarter and first nine months of 2020, Centerra’s Canadian dollar hedging program resulted in a $1.8 million realized gain and $1.6 million realized loss, respectively, compared to nil for both the third quarter and first nine months of 2019. As at September 30, 2020, the Company has hedged 69% of the estimated Canadian dollar exposure for the remainder of 2020, using zero cost collars and forwards, 53% of the estimated 2021 exposure and 37% of the exposure for the first nine months of 2022.

In the third quarter of 2020, Centerra’s diesel hedging program resulted in a $1.3 million realized loss compared to a $0.1 million realized gain in the third quarter of 2019. In the first nine months of 2020, Centerra’s diesel hedging program resulted in a $3.5 million realized loss compared to a $0.7 million realized gain in the first nine months of 2019. As at September 30, 2020, the Company has hedged 87% of the estimated diesel fuel exposure for the remainder of 2020, 58% of the 2021 estimated exposure and 31% of the exposure for the first nine months of 2022 using zero cost collars and swaps.

Centerra does not enter into off-balance sheet arrangements with special purpose entities in the normal course of its business, nor does it have any unconsolidated affiliates.

Operating Mines and Facilities

Kumtor Mine

The Kumtor open pit mine, located in the Kyrgyz Republic, is one of the largest gold mines in Central Asia. It has been in production since 1997 and has produced over 13.1 million ounces of gold to September 30, 2020.

Kyrgyz Republic

Despite political and social disruption in the Kyrgyz Republic following its recent Parliamentary election held during the first week of October 2020, operations at the Kumtor Mine continue. Mining and gold production continue at targeted rates, and regular gold shipments are being made. No disruptions have occurred to the mine’s supply chain as borders are open for cargo and customs is functioning normally.

The Company understands that other mining companies within the Kyrgyz Republic experienced property damage and interruption in their operations in connection with protests that occurred following the October 4, 2020 parliamentary elections. While Kumtor did not experience any material issues at its offices or mine site, the Company and Kumtor will continue to remain on alert. The Company is monitoring the situation and is taking all the necessary precautions to ensure the safety of its personnel and operations. Centerra and Kumtor will continue to cooperate and work with the Kyrgyz Government and state agencies to ensure uninterrupted operation of the mine.

An interim government led by Prime Minister Sadyr Japarov has been installed in the Kyrgyz Republic and, following the resignation of former President Sooronbai Jeenbekov, Mr. Japarov is also acting President. The Company further understands that new presidential elections have been scheduled for January 10, 2021 but that new parliamentary elections are yet to be scheduled.

COVID-19 update

Kumtor continues to implement mitigation controls and health & safety precautions at the mine site to contain the spread of COVID-19. As previously noted, the Company observed an effect on the availability of Kumtor’s workforce due to a greater rate of COVID-19 infections and other illnesses in the Kyrgyz Republic. As a result, open pit mining began operating at less than full capacity in July, but returned to full capacity in September. Mill processing operations continue to work at full capacity throughout the quarter and are expected to maintain gold production by processing stockpiles as originally planned for the year.

centerragold.com	18

It should be noted that in October 2020, there has been a significant increase in reported COVID-19 cases in the Kyrgyz Republic that may result in subsequent changes to operational plans.

Kumtor Technical Report Update

The Company continues to carry out further required technical work on the Kumtor life of mine plan, including with respect to mining costs, recoveries and waste rock stability assessments in view of the fatal accidents that occurred at the Lysii Waste Rock Dump in December 2019. Once that technical work has been completed, the Company expects to be in a position to release a new technical report for the Kumtor Mine. At the same time, the Company is continuing to monitor the ongoing political developments in the Kyrgyz Republic and to assess the risks associated with the further potential investments in the Kumtor Mine.

Kumtor Operating Results

Unaudited ($ millions, except as noted)	Three months ended September 30,			Nine months ended September 30,
Financial Highlights:	2020	2019	% Change	2020	2019	% Change
Revenue	$268.2	$234.5	14%	$803.5	$627.0	28%
Production costs	46.3	64.7	(28%)	152.5	179.0	(15%)
Depreciation, depletion and amortization	52.5	50.1	5%	170.9	134.7	27%
Earnings from mine operations	$169.4	$119.7	42%	$473.4	$313.3	51%
Cash provided by mine operations	208.3	14.4	1347%	562.9	227.1	148%
Cash provided by mine operations before changes in working capital	174.9	119.9	46%	506.7	335.6	51%
Free cash flow from mine operations (deficit) (1)	157.3	(21.0)	(849%)	409.8	135.7	202%
Operating Highlights:
Tonnes mined (000’s)	17,927	38,731	(54%)	61,001	127,874	(52%)
Tonnes ore mined (000’s)	5	4,748	(100%)	590	9,255	(94%)
Average mining grade (g/t)	1.22	3.08	(61%)	7.66	2.43	215%
Tonnes processed (000’s)	1,590	1,496	6%	4,760	4,647	2%
Average process plant head grade (g/t)	3.48	3.78	(8%)	3.65	3.66	(0%)
Process plant Recovery (%)(2)	80.3%	84.8%	(5%)	82.8%	83.0%	(0%)
Mining costs - total ($/t mined material)	1.76	1.32	34%	1.72	1.21	42%
Processing costs ($/t milled material)	10.97	12.32	(11%)	11.01	11.57	(5%)
Gold produced (ounces)	140,182	150,305	(7%)	465,734	451,679	3%
Gold sold (ounces)	142,132	160,088	(11%)	472,572	463,663	2%
Average realized gold price ($/oz sold)(1)	1,887	1,464	29%	1,700	1,352	26%
Capital Expenditures - sustaining	9.7	10.5	(7%)	42.7	30.8	39%
Capital Expenditures - growth	3.4	6.6	(49%)	7.4	13.1	(44%)
Capital Expenditures - stripping - cash	29.4	18.9	56%	94.4	48.3	95%
Capital Expenditures - stripping - non-cash	9.1	4.7	93%	29.6	13.7	116%
Capital Expenditures - total	51.6	40.8	27%	174.2	106.0	64%
Unit Costs:
Production costs per ounce of gold sold	$326	$404	(19%)	$323	$386	(16%)
Gold - All-in sustaining costs on a by-product basis ($/oz sold)(1)	$639	$626	2%	$661	$581	14%
Gold - All-in sustaining costs on a by-product basis - including taxes ($/oz sold)(1)	$905	$832	9%	$901	$771	17%

(1)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.
(2)	Metallurgical recoveries are based on recovered gold, not produced gold.

Third Quarter 2020 compared to Third Quarter 2019

Earnings from mine operations of $169.4 million were recognized in the third quarter of 2020 compared to earnings from mine operations of $119.7 million in the third quarter of 2019. The increase was primarily due to a 29% higher average realized gold price, lower production costs and lower costs related to the settlement of the Strategic Agreement, partially offset by 11% less ounces sold and higher depreciation charges.

centerragold.com	19

Cash provided by mine operations of $208.3 million was recognized in the third quarter of 2020 compared to $14.4 million in the third quarter of 2019. The increase was primarily due to higher proceeds from gold sales as a result of higher realized gold prices, the material payments made in 2019 pursuant to the Kumtor Strategic Agreement, timely collection of sales and a higher draw down of product inventory. Free cash flow from mine operationsNG of $157.3 million was recognized in the third quarter of 2020 compared to a deficit of $21 million in the third quarter of 2019. The increase was due to an increase in cash provided by mine operations, partially offset by an increase in capitalized stripping.

In July 2020, Kumtor received a permit to utilize the Lysii Valley for dumping waste rock going forward. Lysii Valley is expected to be the main mine waste rock dump for the next two years as it is closest to cut back 20. Construction and preparation of haul roads were completed in the third quarter. According to the new waste dumping plan in the Lysii Valley, waste rock will be placed at the base of the valley initially and the waste rock dump will be developed up the valley creating slightly longer haulage distances in the near-term.

During the third quarter of 2020, Kumtor continued stripping from cut-back 20. Tonnes mined were 17.9 million in the third quarter of 2020 compared to 38.7 million tonnes in the third quarter of 2019. The decrease was primarily due to longer haulage distances as a result of the change in waste rock dump location from the Lysii Valley to the Central Valley and lower equipment utilization due to reduced workforce availability. The 17.9 million tonnes mined in the third quarter of 2020 were capitalized as waste stripping for the benefit of future production from cut-back 20.

Mining costs per tonne were $1.76 in the third quarter of 2020 compared to $1.32 in the third quarter of 2019. The increase was primarily due to lower tonnes mined and longer haulage distances, partially offset by lower diesel fuel prices and a favourable foreign exchange rate movement. Of the $31.6 million in mining costs, $29.4 million was capitalized in the third quarter of 2020, compared to $51.1 million in mining costs of which $18.9 million was capitalized in the third quarter of 2019.

centerragold.com	20

Gold production was 140,182 ounces from on-surface stockpiled ore in the third quarter of 2020 compared to 150,305 ounces of gold in the third quarter of 2019. The decrease was primarily due to lower process plant head grade and lower gold recovery. During the third quarter of 2020, Kumtor’s average process plant head grade was 3.48 g/t with a recovery of 80.3% compared to 3.78 g/t and a recovery of 84.8% in the third quarter of 2019.

Processing costs per tonne were $10.97 in the third quarter of 2020 compared to $12.32 in the third quarter of 2019. The decrease was primarily due to a planned mill shutdown that occurred in the third quarter of 2019, a similar shutdown has been deferred to the fourth quarter 2020, higher tonnes processed, and a favourable foreign exchange rate movement. This was partially offset by increased costs associated with the increased carbon fine production.

Production costs per ounce of gold sold were $326 per ounce in the third quarter of 2020, compared to $404 in the third quarter of 2019. The decrease was primarily due to lower processing costs per tonne, and a significant decrease in the amount of ore being mined at Kumtor, resulting in higher costs capitalized as stripping and charged to depreciation.

All-in sustaining costs on a by-product basis per ounce soldNG, which excludes revenue-based tax, were $639 per ounce in the third quarter of 2020 compared to $626 per ounce in the third quarter of 2019. The increase was primarily due to lower ounces sold and greater capitalized stripping costs as mining activities were concentrated on stripping cut-back 20, partially offset by lower production costs.

All-in sustaining costs on a by-product basis per ounce sold including taxesNG were $905 per ounce in the third quarter of 2020 compared to $832 per ounce in the third quarter of 2019.

First Nine Months 2020 compared to First Nine Months 2019

Earnings from mine operations of $473.4 million were recognized in the first nine months of 2020 compared to $313.3 million in the first nine months of 2019. The increase was primarily due to 26% higher average realized gold prices, 2% more ounces sold and lower production costs, partially offset by greater depreciation charges which largely represents capitalized stripping cost being amortized into earnings as stockpiled inventories were processed through the mill during the year.

centerragold.com	21

Cash provided by mine operations of $562.9 million was recognized in the first nine months of 2020 compared to $227.1 million in the in the first nine months of 2019. The increase was due to greater earnings from mine operations, an increase in cash generated from working capital as the process plant processed from on surface stockpiled ore and lower Strategic Agreement payments. Free cash flow from mine operationsNG of $409.8 million was recognized in the first nine months of 2020 compared to $135.7 million in the first nine months of 2019. The increase was due to an increase in cash provided by mine operations, partially offset by higher capitalized expenditures, as Kumtor added 11 trucks to its fleet to increase mining capacity, and higher capitalized stripping costs, as Kumtor mined cut-back 20 though the year.

During the first nine months of 2020, mining operations restarted in January following the Lysii waste rock dump incident, Kumtor finished mining cut-back 19 West and the SB Zone and continued stripping and managing the ice from cut-back 20. Tonnes mined were 61 million in the first nine months of 2020 compared to 127.9 million tonnes in the first nine months of 2019. The decrease was primarily due to the suspension of mining operations from December 2019 to mid-January 2020, longer haulage distances as a result of the change in the waste dump location from the Lysii Valley to the Central Valley and lower equipment utilization due to workforce availability. Of the 61 million tonnes mined in the first nine months of 2020, 59 million tonnes were capitalized as waste stripping for future production from cut-back 20.

Mining costs per tonne were $1.72 in the first nine months of 2020 compared to $1.21 in the first nine months of 2019. The increase was primarily due to lower tonnes mined, and longer haulage distances, partially offset by lower diesel fuel prices and a favourable foreign exchange rate movement. Of the $105 million in mining costs, $94.4 million was capitalized in the first nine months of 2020, compared to $154.8 million in mining costs of which $48.3 million was capitalized in the first nine months of 2019.

Gold production was 465,734 ounces of gold in the first nine months of 2020 from previously mined on-surface stockpiled ore, compared to 451,679 ounces of gold in the first nine months of 2019. The increase was primarily due to higher throughput, more gold produced from carbon fines and higher gold extraction from the additional treatment of the effluent plant water. This increase was partially offset by lower process plant head grade and lower gold recovery. During the first nine months of 2020, Kumtor’s average process plant head grade was 3.65 g/t with a recovery of 82.8% compared to 3.66 g/t and a recovery of 83.0% in the first nine months of 2019.

centerragold.com	22

Processing costs per tonne were $11.01 per tonne in the first nine months of 2020 compared to $11.57 per tonne in the first nine months of 2020. The decrease was primarily due to lower process plant equipment costs as a result of a planned mill shutdown that occurred in the third quarter of 2019, a similar shutdown has been deferred to the fourth quarter 2020, higher tonnes processed, a favourable foreign exchange rate movement and lower electricity costs. This was partially offset by increased costs associated with the increased carbon fine production.

Production costs per ounce of gold sold were $323 per ounce in the first nine months of 2020 compared to $386 per ounce in the first nine months of 2019. The decrease was primarily due to lower processing costs per tonne, and a significant decrease in the amount of ore being mined at Kumtor, resulting in higher costs capitalized as stripping and charged to depreciation.

All-in sustaining costs on a by-product basis per ounce soldNG, which excludes revenue-based tax were $661 per ounce in the first nine months of 2020 compared to $581 per ounce in the first nine months of 2019. The increase was mainly due to higher capitalized stripping costs, the purchase of eleven trucks to increase the mining capacity of the mine and higher Strategic Agreement contributions to the various funds in the Kyrgyz Republic in the prior period. This was partially offset by an increase in ounces sold and lower operating costs.

All-in sustaining costs on a by-product basis per ounce sold including taxesNG were $901 per ounce in the first nine months of 2020 compared to $771 per ounce in the first nine months of 2019.

Mount Milligan Mine

The Mount Milligan Mine is an open pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. Production at Mount Milligan is subject to an arrangement with RGLD Gold AG and Royal Gold, Inc. (together, “Royal Gold”) pursuant to which Royal Gold is entitled to purchase 35% of the gold produced and 18.75% of the copper production at the Mount Milligan Mine for $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered (the “Mount Milligan Streaming Arrangement”).

centerragold.com	23

Water Update

Stored water inventory at Mount Milligan, which is critical to the ability to process ore through the mill on a sustainable basis, was in excess of 7 million cubic metres as at September 30, 2020. The Company does not expect any interruptions to Mount Milligan operations in the medium term when considering available water inventory.

Spring water pumping began in April 2020 and continued through to July 12 when the permit limit of 4.5 million cubic metres was reached at Rainbow Creek. Additional water was pumped from Philip Lake during the quarter. Through the quarter, Mount Milligan continued to access ground water from the Lower Rainbow Valley wellfield as well as other groundwater wells near the tailings storage facility.

Exploration activities continue to focus on extending the groundwater capacity in the vicinity of the existing infrastructure. The Company continues to pursue a longer-term solution to its water requirements at Mount Milligan and is in discussions with regulators, its First Nations partners and other stakeholders.

COVID-19

During the third quarter of 2020, there have been no COVID-19 confirmed cases onsite and only one confirmed case on a year to date basis, though several employees have been sent home with COVID-19 related symptoms in accordance with Mount Milligan’s protocols. The site continues to monitor controls that have been put in place and has added to these controls as required.

centerragold.com	24

Mount Milligan Operating Results

Unaudited ($ millions, except as noted)	Three months ended September 30,			Nine months ended September 30,
Financial Highlights:	2020	2019	% Change	2020	2019	% Change
Gold revenue	64.1	62.3	3%	158.3	156.3	1%
Copper revenue	52.8	41.4	28%	125.6	108.9	15%
Total Revenues	$116.9	$103.7	13%	$283.9	$265.2	7%
Production costs	48.0	61.5	(22%)	161.6	183.6	(12%)
Depreciation, depletion and amortization	20.7	15.9	31%	56.7	42.3	34%
Earnings from mine operations	$48.2	$26.3	83%	$65.6	$39.3	67%
Cash provided by mine operations	70.4	38.7	82%	141.3	76.6	84%
Cash provided by mine operations before changes in working capital	61.7	36.6	69%	102.8	65.7	56%
Free cash flow from mine operations(1)	63.1	31.5	100%	119.5	49.9	139%
Operating Highlights:
Tonnes mined (000’s)	11,305	10,637	6%	30,304	29,889	1%
Tonnes ore mined (000’s)	5,016	4,948	1%	13,845	11,924	16%
Tonnes milled (000’s)	5,324	5,127	4%	14,568	12,431	17%
Process plant Head Grade Copper (%)	0.26%	0.25%	6%	0.26%	0.25%	4%
Process plant Head Grade Gold (g/t)	0.47	0.51	(9%)	0.41	0.52	(21%)
Copper Recovery (%)	80.4%	80.7%	(0%)	78.9%	81.7%	(3%)
Gold Recovery (%)	64.1%	67.2%	(5%)	63.5%	67.4%	(6%)
Mining costs - total ($/t mined material)	1.65	2.03	(19%)	1.71	2.11	(19%)
Processing plant costs - total ($/t milled material)	5.11	5.68	(10%)	5.21	7.00	(25%)
Concentrate Produced (dmt)	52,643	48,171	9%	138,972	117,829	18%
Payable Gold Produced (oz) (2)	49,854	55,355	(10%)	119,191	137,123	(13%)
Payable Copper Produced (000’s lbs) (2)	23,305	21,229	10%	62,441	53,066	18%
Gold Sales (payable oz)(2)	44,817	55,935	(20%)	120,171	147,099	(18%)
Copper Sales (000’s payable lbs)(2)	21,726	21,907	(1%)	61,502	53,129	16%
Average Realized Price - Gold - combined ($/oz )(1)(2)	1,429	1,114	28%	1,318	1,063	24%
Average Realized Price - Copper - combined ($/lb) (1)(2)	2.43	1.89	29%	2.04	2.05	(0%)
Capital Expenditures - sustaining (1)	8.8	7.1	23%	21.2	26.7	(21%)
Unit Costs:
Production costs per ounce of gold sold	$612	$648	(6%)	$755	$731	3%
Gold - All-in Sustaining costs on a by-product basis ($/oz sold) (1)	$165	$557	(70%)	$562	$763	(26%)
Gold - All-in Sustaining costs on a by-product basis - including taxes ($/oz sold) (1)	$209	$583	(64%)	$596	$784	(24%)
Gold - All-in Sustaining costs on a co-product basis ($/oz sold) (1)	$770	$766	1%	$905	$882	3%
Production costs per pound of copper sold	$0.95	$1.16	(18%)	$1.15	$1.43	(20%)
Copper - All-in Sustaining costs on a co-product basis ($/lb sold) (1)	$1.18	$1.36	(13%)	$1.37	$1.72	(20%)
(1)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.
(2)

Mount Milligan payable production and sales are presented on a 100% basis. Under the Mount Milligan Streaming Arrangement, Royal Gold is entitled to 35% of payable Gold ounces and 18.75% of payable copper. Royal Gold pays $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered.

Third Quarter 2020 compared to Third Quarter 2019

Earnings from mine operations of $48.2 million were recognized in the third quarter of 2020 compared to $26.3 million in the third quarter of 2019. The increase was primarily due to lower production costs, and higher average realized gold and copper prices, partially offset by an increase in depreciation due to the revised mine life, and a decrease in ounces sold.

centerragold.com	25

Cash provided by mine operations of $70.4 million was recognized in the third quarter of 2020 compared to $38.7 million in the third quarter of 2019. The increase was primarily due to lower production costs, higher average realized gold and copper prices and a decrease in working capital, partially offset by lower gold ounces sold. Free cash flow from mine operationsNG of $63.1 million was recognized in the third quarter of 2020 compared to $31.5 million in the third quarter of 2019, due to an increase in cash provided by mine operations.

During the third quarter of 2020, mining activities were in phases 4, 5 and 8 of the open pit. Total tonnes mined were 11.3 million tonnes and total material moved was 12.4 million tonnes in the third quarter of 2020. In the comparative quarter of 2019, total tonnes mined were 10.6 million tonnes and total material moved was 11.7 million tonnes.

Mining costs per tonne were $1.65 per tonne in the third quarter of 2020 compared to $2.03 per tonne in the third quarter of 2019. The decrease was due to a reduction in contract service costs associated with the in-pit drilling program, lower diesel fuel prices, lower labour cost, higher tonnage due to improved mining efficiencies and a favourable foreign exchange rate. This was partially offset by increased maintenance cost associated with major planned repairs of ancillary equipment.

Total mill throughput was 5.3 million tonnes, averaging 57,873 tonnes per calendar day in the third quarter of 2020 compared to 5.1 million tonnes, averaging 55,727 tonnes per calendar day in the third quarter of 2019. Higher throughput was a result of improved milling efficiencies and reduced time for the mill liner replacement.

Gold production was 49,854 ounces in the third quarter of 2020 compared to 55,355 ounces in the third quarter of 2019. The decrease was due to lower grades and recoveries, partially offset by higher throughput. During the third quarter of 2020, Mount Milligan’s average process plant head grade was 0.47 g/t compared to 0.51 g/t in the third quarter of 2019. Total copper production was 23.3 million pounds in the third quarter of 2020 compared to 21.2 million pounds in the third quarter of 2019. The increase was due to higher grades and higher throughput, partially offset by lower recoveries.

centerragold.com	26

Processing costs per tonne were $5.11 per tonne in the third quarter of 2020 compared to $5.68 per tonne in the third quarter of 2019. The decrease was due to lower water sourcing costs, decreased electricity prices, decreased labour costs, higher tonnage due to improved efficiencies and a favourable foreign exchange rate. This was partially offset by higher maintenance costs associated with the mill relining that occurred during the third quarter of 2020.

Production costs per ounce of gold sold were $612 per ounce in the third quarter of 2020 compared to $648 in third quarter of 2019. The decrease was due to lower mining costs per tonne and lower processing costs per tonne.

Production costs per pound of copper sold were $0.95 per pound in the third quarter of 2020 compared to $1.16 in the third quarter of 2019. The decrease was primarily due to lower mining costs per tonne and lower processing costs per tonne.

All-in sustaining costs on a by-product basis per ounce sold NG were $165 per ounce in the third quarter of 2020 compared to $557 per ounce in the third quarter of 2019. The decrease was primarily due to lower production costs as a result of decreased water sourcing and electricity costs and increased copper credits due to 29% higher realized copper prices, partially offset by higher sustaining capital and lower gold ounces sold.

All-in sustaining costs on a by-product basis per ounce sold including taxesNG were $209 per ounce in the third quarter of 2020 compared to $583 per ounce in the third quarter of 2019.

First Nine Months 2020 compared to First Nine Months 2019

Earnings from mine operations of $65.6 million were recognized in the first nine months of 2020 compared to $39.3 million in the first nine months of 2019. The increase was due to 24% higher average realized gold prices, 16% higher copper pounds sold and lower production costs. The increase was partially offset by higher depreciation and lower gold ounces sold.

centerragold.com	27

Cash provided by mine operations of $141.3 million was recognized in the first nine months of 2020 compared to $76.6 million in the first nine months of 2019. The increase was due to greater earnings from mine operations and a reduction in working capital as a result of expedited collection of accounts receivable. Free cash flow from mine operationsNG of $119.5 million was recognized in the first nine months of 2020 compared to $49.9 million in the first nine months of 2019. The increase was due to an increase in cash provided by mine operations and a decrease in sustaining capital, due to the deferral of major rebuilds and infrastructure development projects.

During the first nine months of 2020, mining activities were in phases 3, 4 and 8 of the open pit. Total tonnes mined in the first nine months of 2020 were 30.3 million tonnes and total material moved was 33.2 million tonnes. In the comparative period of 2019, total tonnes mined were 29.9 million tonnes and total material moved was 32.3 million tonnes.

Mining costs per tonne were $1.71 per tonne in the first nine months of 2020 compared to $2.11 per tonne in the first nine months of 2019. The decrease was due to the deferral of certain mining fleet repairs, lower diesel price, lower contract service costs associated with the in-pit drilling program, lower labour costs, a favorable foreign exchange rate and higher tonnage due to improved efficiencies.

Total mill throughput was 14.6 million tonnes, averaging 53,169 tonnes per calendar day in the first nine months of 2020 compared to 12.4 million tonnes, averaging 45,535 tonnes per calendar day in the first nine months of 2019. The increase in throughput is primarily due to the increased availability of water, and continuous improvement to mill operations. In the first nine months of 2020, Mount Milligan recorded its highest level of concentrate tonnes produced since the start of operations in 2014.

Gold production was 119,191 ounces in the first nine months of 2020 compared to 137,123 ounces in the first nine months of 2019. The decrease was due to lower grades and recoveries, partially offset by higher throughput. During the first nine months of 2020, Mount Milligan’s average process plant gold head grade was 0.41 g/t with a recovery of 64% compared to 0.52g/t with a recovery of 67% in the first nine months of 2019. Total copper production was 62.4 million pounds in the first nine months of 2020 compared to 53.1 million pounds in the first nine months of 2019. The increase was primarily due to higher throughput, partially offset by lower copper recoveries.

centerragold.com	28

Processing costs per tonne were $5.21 per tonne in the first nine months of 2020 compared to $7.00 per tonne in the first nine months of 2019. The decrease on a per tonne basis was due to higher throughput, decreased water sourcing costs, lower maintenance costs, lower labour costs, a favorable foreign exchange rate, and lower electricity costs. This was partially offset by higher mill consumables costs due to higher throughput and higher consulting costs associated with the mill relining.

Production costs per ounce of gold sold were $755 per ounce in the first nine months of 2020 compared to $731 per ounce in the same period of 2019. The increase was primarily due to lower gold sales.

Production costs per pound of copper sold were $1.15 per pound in the first nine months of 2020 compared to $1.43 per pound in the first nine months of 2019, primarily as a result of higher copper sales and lower production costs.

Mount Milligan’s all-in sustaining costs on a by-product basis per ounce sold NG, which excludes taxes, were $562 per ounce for the first nine months of 2020 compared to $763 per ounce in the same prior year period. The decrease was primarily due to lower production costs including lower water sourcing activities and lower electricity costs, increased copper credits and lower sustaining capital as a result of the deferral of major rebuilds and infrastructure development projects, offset by lower gold ounces sold.

All-in sustaining costs on a by-product basis per ounce sold including taxesNG were $596 per ounce in the first nine months of 2020 compared to $784 per ounce in the same period of 2019.

Öksüt Mine

The Öksüt Mine is situated in Turkey approximately 300 kilometres southeast of Ankara and 48 kilometres south of Kayseri, the provincial capital. The nearest administrative centre is at Develi, located approximately 10 kilometres north of the mine site.

The Öksüt Mine achieved first gold pour on January 31, 2020 and achieved commercial production on May 31, 2020. Commercial production was declared after the operation completed its testing phase and the constructed assets were operating in the manner intended by management. Up to the point of achieving commercial production, gold revenue and the associated costs of production were capitalized.

centerragold.com	29

As at September 30, 2020, construction of the Öksüt Mine was substantially complete, with the remaining items being the completion of the heap leach pad phase 1C, a new overflow pond, and crusher modification, which are expected to be completed by the end of 2020. Phase 2 extension of the heap leach is expected to be completed by the end of 2021.

During the third quarter the Öksüt Mine obtained an amendment to its environmental impact assessment (EIA) certificate from the minister of environment and urbanization. The amendment is to accommodate changes to the Öksüt Mine’s open pit mine design and pit optimization. Because of the delay in receiving the amendment from the EIA and further expected delays in obtaining the related forestry permit, the Öksüt mine plan and design is currently being revised with the expectation that the high-grade ore of the Güneytepe deposit will not be accessed until late 2021.

COVID-19

During the third quarter of 2020, Öksüt’s operations continued normally, while maintaining active measures to prevent a COVID-19 outbreak at site.

Öksüt Mine

($ millions, except as noted)	Three months ended September 30, 2020	Nine months ended September 30, 2020
Financial Highlights:
Revenue	$97.6	$112.2
Production costs	18.1	21.4
Depreciation, depletion and amortization	8.3	8.9
Earnings from mine operations	$71.2	$81.9
Cash provided by mine operations	85.4	84.3
Cash provided by mine operations before changes in working capital	77.5	88.7
Free cash flow from mine operations (1)	74.1	58.7
Operating Highlights:
Tonnes mined (000’s)	4,351	10,674
Tonnes ore mined (000’s)	1,396	2,463
Ore mined - grade (g/t)	2.23	1.67
Ore crushed (000’s)	1,427	2,790
Tonnes stacked (000’s)	1,315	2,494
Heap leach grade (g/t)	2.32	1.63
Heap leach contained ounces stacked	98,054	130,998
Mining costs ($/t mined material)	1.78	1.80
Processing costs ($/t processed material)	4.36	5.05
Gold produced (ounces)	51,412	66,689
Gold sold (ounces)(2)	51,120	66,123
Average realized gold price ($/oz sold)(1)	1,910	1,887
Capital Expenditures - sustaining	—	—
Capital Expenditures - growth - cash	6.7	24.2
Capital Expenditures - stripping - cash (3)	3.1	4.2
Capital Expenditures - total	9.8	28.4
Unit Costs:
Production costs per ounce of gold sold	$354	$360
Gold - All-in sustaining costs on a by-product basis ($/oz sold)(1)(3)	$416	$433
Gold - All-in sustaining costs on a by-product basis - including taxes ($/oz sold)(1)(3)	$443	$457

(1)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.
(2)	Includes 6,654 ounces sold before the mine was in commercial production.
(3)	Calculated starting from June 1, 2020, after Öksüt achieved commercial production effective May 31, 2020.

centerragold.com	30

Third Quarter 2020

Earnings from mine operations were $71.2 million in the third quarter of 2020. Cash provided by mine operations was $85.4 million and free cash flow from mine operationsNG was $74.1 million in the third quarter of 2020. During the third quarter of 2020, the Company spent $6.7 million on construction and development activities at Öksüt compared to $23.3 million in the third quarter of 2019.

Total ounces sold were 51,120 ounces in the third quarter of 2020 at an average realized price of $1,910 per ounce, resulting in revenue recognized of $97.6 million for the quarter.

Mining in the third quarter of 2020 was focused on the development of phase 2, phase 3 and phase 4 of the Keltepe pit, with total tonnes mined of 4.4 million tonnes, including 1.4 million tonnes of ore at an average gold grade of 2.23 g/t. Mining costs were $1.78 per tonne in the third quarter of 2020.

Processing in the third quarter of 2020 was focused on the preparation, stacking and irrigation of the heap leach pad. Processing costs, including crushing activities were $4.36 per tonne and gold production was 51,412 ounces of gold in the third quarter of 2020.

At the end of September 2020, 2.45 million tonnes of ore averaging 1.53 g/t gold had been placed onto the heap leach pad and was under leach with an estimated accumulated recovery to date of 72%, which includes estimated gold in process inventory.

Production costs per ounce of gold sold were $354 per ounce in the third quarter of 2020.

All-in sustaining costs on a by-product basis per ounce soldNG and all-in sustaining costs on a by-product basis per ounce sold including taxesNG were $416 per ounce and $443 per ounce, respectively, for the third quarter of 2020.

First Nine Months 2020

Earnings from mine operations were $81.9 million in the first nine months of 2020, representing earnings while in commercial production. Cash provided by mine operations was $84.3 million and free cash flow from mine operationsNG of $58.7 million was recognized in the first nine months of 2020, as capital costs associated with the project continued to be incurred. During the first nine months of 2020, the Company spent $24.2 million on construction and development activities at Öksüt compared to $57.7 million in the first nine months of 2019.

Total ounces sold in the first nine months of 2020 was 66,123 ounces including 59,469 ounces while in commercial production. The sale of gold was recorded as revenue starting on June 1, 2020, after Öksüt achieved commercial production effective May 31, 2020. Previously, revenue and costs of gold sales during the testing stage were capitalized against construction costs.

Total tonnes mined were 10.7 million tonnes in the first nine months of 2020 at a cost of $1.80 per tonne.

Processing costs were $5.05 per tonne and gold produced was 66,689 ounces in the first nine months of 2020, which included 57,031 ounces while in commercial production.

Production costs per ounce of gold sold were $360 per ounce in the first nine months of 2020.

centerragold.com	31

All-in sustaining costs on a by-product basis per ounce soldNG and all-in sustaining costs on a by-product basis per ounce sold including taxesNG were $433 per ounce and 457 per ounce, respectively, for the first nine months of 2020 (post commercial production).

Molybdenum Business

The molybdenum business includes two North American primary molybdenum mines that are currently on care and maintenance: the Thompson Creek Mine (mine and process plant) in Idaho and the 75%-owned Endako Mine (mine, process plant and roaster) in British Columbia. The molybdenum business also includes the Langeloth metallurgical roasting facility (the “Langeloth Facility”) in Pennsylvania. The Thompson Creek Mine (the “TC Mine”) operates a molybdenum beneficiation circuit to treat molybdenum concentrates to supplement the concentrate feed sourced directly for the Langeloth Facility. This beneficiation process allows the Company to process high copper content molybdenum concentrate purchased from third parties, which is then transported from TC Mine to the Langeloth Facility for further processing.

The molybdenum business provides tolling treatment services for customers by converting molybdenum concentrates to molybdenum oxide powder, briquettes and ferromolybdenum products. Additionally, molybdenum concentrates are purchased to convert to upgraded products which are then sold in the metallurgical and chemical markets.

COVID-19

The molybdenum business instituted a physical distancing policy for employees in confined and common areas, as well as a face mask policy for all areas where physical distancing of at least six feet cannot be achieved. Additional changes include general manager approval of all visitors, restricted site travel policies and promoting working remotely whenever possible. At the end of the quarter the molybdenum business remained COVID-19 free.

($ millions, except as noted)	Three months ended September 30,			Nine months ended September 30,
Financial Highlights:	2020	2019	% Change	2020	2019	% Change
Molybdenum (Mo) Sales	31.6	48.7	(35%)	98.6	164.0	(40%)
Tolling, Calcining and Other	0.8	1.5	(45%)	3.7	6.6	(44%)
Revenue	$32.5	$50.2	(35%)	$102.3	$170.6	(40%)
Production costs	33.4	46.5	(28%)	116.9	164.5	(29%)
Depreciation, depletion and amortization	1.7	0.9	97%	5.1	3.3	55%
Earnings (loss) from mine operations	(2.6)	2.8	(193%)	(19.7)	2.8	(792%)
Reclamation expense	—	—	0%	43.5	—	0%
Care and Maintenance costs - Molybdenum mines	3.3	2.7	21%	9.8	10.3	(5%)
Net loss from operations	$(7.1)	$(0.5)	1465%	$(75.4)	$(9.4)	704%
Total capital expenditure	1.3	3.5	(63%)	3.5	4.3	(19%)
Cash provided by operations	7.2	2.1	(243%)	15.2	1.7	794%
Free cash flow (deficit) (1)	5.9	(0.8)	838%	11.7	(2.0)	685%
Average Mo spot price ($/lb)	7.71	11.83	(35%)	8.57	11.93	(28%)
Production Highlights (000’s lbs):
Mo purchased	3,453	4,347	(21%)	10,653	13,056	(18%)
Mo roasted	3,059	3,990	(23%)	11,048	14,149	(22%)
Mo sold	3,599	3,641	(1%)	10,056	12,458	(19%)
Toll roasted and upgraded Mo	36	1,089	(97%)	1,997	4,287	(53%)

(1)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.

centerragold.com	32

Third Quarter 2020 compared to Third Quarter 2019

Loss from operations of $7.1 million were recognized in the third quarter of 2020 compared to a loss of $0.5 million in the third quarter of 2019. The increase was due to the decline in demand for molybdenum products and lower prices.

Cash generated by operations of $7.2 million was recognized in the third quarter of 2020, compared to $2.1 million in the third quarter of 2019. The cash generated was due to a $11.4 million United States tax refund received in the current period as a result of a change in the income tax laws in the U.S affecting prior year tax filings. Free cash flowNG of $5.9 million was recognized in the third quarter of 2020 compared to a free cash flow deficitNG of $0.8 million in the third quarter of 2019, due to the United States tax refund.

Molybdenum roasted was 3.1 million pounds in the third quarter of 2020 compared to 4 million pounds in the third quarter of 2019. The decrease was the result of the decline in demand for industrial products that use molybdenum, including steel, oil refining and aerospace industries, all of which were adversely affected by the demand disruption created by the COVID-19 pandemic.

First Nine Months 2020 compared to First Nine Months 2019

Loss from operations of $75.4 million was recognized in the first nine months of 2020 compared to a loss of $9.4 million in the first nine months of 2019. The loss recorded in the first nine months of 2020 included a $43.5 million charge for an increase in the asset retirement obligation, as a result of a decrease in the risk-free interest rate used for discounting the liability. The loss recorded in the first nine months of 2020 also included a $13.6 million write down in product inventory as a result of the decline in the molybdenum price in the first six months of 2020.

Cash provided by operations was $15.2 million in the first nine months of 2020 compared to cash provided by operations of $1.7 million in the first nine months of 2019. The increase was due to a $22.8 million United States tax refund received in the current year as a result of a change in income tax laws affecting prior year tax filings.

centerragold.com	33

In the first nine months of 2020, 11 million pounds of molybdenum were roasted, including 2 million pounds from tolling arrangements, which represented a 23% and 115% decrease over the same prior year periods, respectively. The decrease was primarily due to the decline in demand for industrial products that use molybdenum which was adversely affected by the demand disruption created by the COVID-19 pandemic.

Pre-Development Projects

Kemess Underground Project:

The Kemess Project is located in north-central British Columbia, Canada, approximately 250 kilometres north of Smithers, 430 kilometres northwest of Prince George and 209 kilometres from the Mount Milligan Mine. The Kemess Project site (or “Kemess”) includes infrastructure from the past producing Kemess South Mine. There are currently no mining activities at the Kemess site and on-site activities consist of care and maintenance work, initial surface construction, and pre-development activities for the proposed Kemess Underground Project.

COVID-19

The Kemess Project continues to be free from any COVID-19 cases and is following all required health directives including pre-screening of all personnel travelling to site, enhanced hygiene and social distancing, minimizing non-essential site visitors and having personnel working remotely where practical.

Third Quarter 2020 compared to Third Quarter 2019

Care and maintenance of $4.5 million was recognized in the third quarter of 2020, compared to $3.1 million recognized in the third quarter of 2019. Capital expenditures of $5.9 million were recognized in the third quarter of 2020, compared to $11.4 million in the third quarter of 2019. The capital expenditures in the third quarter of 2020 included costs for technical engineering studies, water treatment plant performance testing and completion of the southern collection system pond construction. The capital expenditures in third quarter of 2019, included the construction of the water treatment plant, commissioning of the selenium treatment plant and the start of the southern collection system pond construction.

First Nine Months 2020 compared to First Nine Months 2019

Care and maintenance of $11.9 million was recognized in the first nine months of 2020, compared to $9.8 million recognized in the first nine months of 2019. Capital expenditures of $10.7 million were recognized in the first nine months of 2020, compared to $25.6 million in the first nine months of 2019. The capital expenditures in the first nine months of 2020 included costs for technical engineering studies, water treatment plant performance testing and completion of the southern collection system pond construction. The capital expenditures in the first nine months of 2019, included expenditures for the water treatment plant construction, water discharge system and the start of the southern collection system pond construction.

Greenstone Gold Property:

The Greenstone Gold property is located in northern Ontario, Canada approximately 275 kilometres northeast of Thunder Bay, Ontario. Centerra owns a 50% partnership interest in the Greenstone Partnership, which owns the Greenstone Gold development property, including the Hardrock deposit.

Refer to “Contingencies” for details of the statement of claim filed by the Company.

centerragold.com	34

During the third quarter of 2020, Greenstone received the Industrial Sewage Works Environmental Compliance Approval. No construction decision has been made by the Greenstone Partnership.

As at September 30, 2020, Centerra’s contribution towards its C$185 million commitment in the Greenstone Partnership was C$170.1 million (US$129.3 million).

COVID-19

During the third quarter, the Geraldton site for environmental field work and exploration activities re-opened. The Oakville Office is re-opening gradually and on a voluntary basis.

Third Quarter 2020 compared to Third Quarter 2019

During the third quarter of 2020, the Company spent $5.3 million compared to $9.7 million in the comparative prior year period. Activities in the third quarter of 2020 included advancing detailed engineering, spending on vendor data, permitting, environmental and management plans, water modelling, implementation of indigenous community agreements, and exploration activities outside of the Hardrock deposit.

First Nine Months 2020 compared to First Nine Months 2019

During the first nine months of 2020, the Company spent $13.8 million compared to $24.5 million in the comparative prior year period. Activities in the first nine months of 2020 included advancing detailed engineering, spending on vendor data, permitting, environmental and management plans, fieldwork, water modelling, implementation of indigenous community agreements, and exploration activities including drilling and geophysics program outside of the Hardrock deposit.

Quarterly Results – Previous Eight Quarters

Over the last eight quarters, Centerra’s results reflect the impact of increasing gold sales during a period of rising gold prices. Production costs have also benefited from decreasing diesel fuel costs and depreciating Canadian, Kyrgyz and Turkish currencies over the last eight quarters. Gold sold on a quarterly basis steadily increased from the fourth quarter of 2018 to the third quarter of 2019, followed by a slight decline in the fourth quarter of 2019 and increasing again in the first nine months of 2020 as the Öksüt Mine reached commercial production. The Company recognized a non-cash increase in ARO expenses of $41.8 million in the fourth quarter of 2018 mainly to record an increase in water treatment costs at the TC Mine. The third quarter of 2019 reflects the impairment of $230.5 million recorded on the Mount Milligan Mine and the $10 million Kyrgyz Republic settlement expense. The fourth quarter of 2019 and first nine months of 2020 include a non-cash reclamation expense of $31.4 million and $43.5 million, respectively, as a result of a change in the interest rate used to discount the reclamation costs at the two mine sites which are not in operation. The quarterly financial results for the last eight quarters are shown below:

$ million, except per share data Quarterly data unaudited	2020			2019				2018
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	515	413	374	313	388	341	334	392
Net earnings (loss)	206	88	20	(12)	(165)	33	50	49
Basic earnings (loss) per share	0.70	0.30	0.07	(0.04)	(0.56)	0.11	0.17	0.17
Diluted earnings (loss) per share	0.68	0.29	0.06	(0.04)	(0.56)	0.11	0.17	0.17

centerragold.com	35

Contingencies

The following is a summary of contingencies with respect to matters affecting the Company and its subsidiaries. Readers are cautioned that the following is only a brief summary of such matters. For a more complete discussion of these matters, see the Company’s news releases and its Annual Information Form for the year ended December 31, 2019 and specifically the section therein entitled “Risks that can affect our business” available on SEDAR at www.sedar.com. The following summary also contains forward-looking statements and readers are referred to “Caution Regarding Forward-looking Information”.

Kyrgyz Republic

Kumtor Mine

Lysii Waste Rock Dump Movement

On December 1, 2019, Centerra announced that the Kumtor Mine experienced a significant waste rock movement at the Lysii waste rock dump, which resulted in the fatalities of two Kumtor employees. The Company and Kyrgyz state authorities have completed their investigations into the accident. Kyrgyz state authorities’ final reports concluded that there were no violations of Kyrgyz laws in connection with the accident. A criminal investigation, which is required in the Kyrgyz Republic any time there is a fatality at a workplace, was completed in the third quarter of 2020 and determined that no crime had occurred.

Petrov Lake Accident

On February 18, 2020, the Company announced that a fatal accident occurred at the Kumtor Mine when an excavator slipped down into a water filled basin while operating a shovel near Petrov Lake. The Company and Kyrgyz state authorities have completed their investigations into the accident. A criminal investigation into the accident was completed in the third quarter of 2020 and determined that no crime had occurred.

Canada

Mount Milligan Mine

As previously disclosed, in the first quarter of 2020, the Company received a notice of civil claim from H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% production royalty at Mount Milligan. H.R.S. claims that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to H.R.S. The Company disputes the claim and believes it has calculated the royalty payments in accordance with the agreement. The Company believes that the potential exposure in relation to this claim, over what the Company has accrued, is not material.

Greenstone Gold Property

As previously disclosed, on December 23, 2019, the Company’s wholly owned subsidiary, AuRico Canadian Royalty Holdings Inc. (“AuRico”), filed with the Ontario Superior Court of Justice a statement of claim against Greenstone Gold Mines G.P. Inc. (the “Greenstone Managing Partner”), Premier Gold Mines Hardrock Inc., a subsidiary of Premier Gold Mines Limited (“Premier”) and two individual directors appointed by Premier to the Greenstone Managing Partner’s board of directors. The claim relates to, among other things, whether a report prepared by G-Mining Services Inc. on behalf of the Greenstone Managing

centerragold.com	36

Partner constitutes a “Feasibility Study” under the amended and restated partnership agreement that governs the partnership between affiliates of the Company and Premier and how the Greenstone Managing Partner and Premier responded to questions regarding the report that were raised by members of Greenstone Managing Partner’s board of directors, AuRico and the independent third-party expert retained by Centerra to review it. Statements of defense and/or counterclaim have been filed by Premier, two individuals nominated by Premier to the Greenstone Managing Partner’s board of directors and the Greenstone Managing Partner.

Other

The Company operates in multiple countries around the world and accordingly is subject to, and pays, taxes under the various regimes in those jurisdictions in which it operates. These tax regimes are determined under general taxation and other laws of the respective jurisdiction. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company’s tax filings are subject to review and in connection with such reviews, disputes can arise with the taxing authorities over the Company’s interpretation of the country’s tax laws. The Company records provisions for future disbursements considered probable. As at September 30, 2020, the Company did not have any material provision for claims or taxation assessments.

Accounting Estimates, Policies and Changes

Accounting Estimates

The preparation of the Company’s consolidated financial statements in accordance with IFRS required management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2020 are consistent with those used in the Company’s consolidated financial statements for the year ended December 31, 2019.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected. Changes to these critical accounting estimates could have a material impact on the consolidated financial statements.

The key sources of estimation uncertainty and judgment used in the preparation of the consolidated financial statements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities and earnings within the next financial year are outlined in detail in note 4 of the Company’s December 31, 2019 financial statements.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Company’s management, including the CEO and CFO, is responsible for the design of disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”). Centerra adheres to the Committee of Sponsoring Organizations of the Treadway Commission’s (“COSO”) revised 2013 Internal Control Framework for the design of its ICFR. There was no material change to the Company’s internal controls over financial reporting that occurred during the third quarter of 2020 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

centerragold.com	37

The evaluation of DC&P and ICFR was carried out under the supervision of and with the participation of management, including Centerra’s CEO and CFO. Based on these evaluations, the CEO and the CFO concluded that the design and operation of these DC&P and ICFR were effective throughout the third quarter of 2020.

Non-GAAP Measures

This document contains the following non-GAAP financial measures: all-in sustaining costs per ounce sold on a by-product basis, all-in sustaining costs per ounce sold on a by-product basis including taxes, and all-in sustaining costs per ounce sold on a co-product basis. In addition, non-GAAP financial measures include adjusted net earnings, adjusted net earnings per common share (basic and diluted), average realized gold price, average realized copper price, adjusted cash provided by operations, free cash flow and adjusted free cash flow. These financial measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines, which can be found at http://www.gold.org.

Management believes that the use of these non-GAAP measures will assist analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance, our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis, and for planning and forecasting of future periods. However, the measures do have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or expenditures a company has to make to fully develop its properties. Accordingly, these non-GAAP measures should not be considered in isolation, or as a substitute for, analysis of our results as reported under GAAP.

Definitions

The following is a description of the non-GAAP measures used in this MD&A:

•

All-in sustaining costs on a by-product basis per ounce sold include production costs, the cash component of capitalized stripping costs, corporate general and administrative expenses, accretion expenses, and sustaining capital, net of copper and silver credits. The measure incorporates costs related to sustaining production. Copper and silver credits represent the expected revenue from the sale of these metals.

•	All-in sustaining costs on a by-product basis per ounce sold including taxes, include revenue-based tax at Kumtor and taxes (mining and income) at Mount Milligan and Öksüt.

•

All-in sustaining costs on a co-product basis per ounce of gold sold or per pound of copper sold, production costs are allocated between copper and gold based on production. To calculate the allocation of production costs, copper production has been converted to ounces of gold equivalent using the copper production for the periods presented, as well as an average of the futures prices during the quotational pricing period for copper and gold sold from Mount Milligan. For the third quarter and first nine months of 2020, 646 and 656 pounds of copper, respectively, were equivalent to one ounce of gold.

centerragold.com	38

•

Adjusted net earnings is calculated by adjusting net earnings (loss) as recorded in the condensed consolidated interim statements of income (loss) and comprehensive income (loss) for items not associated with ongoing operations.

•

Adjusted cash provided by operations is calculated by adjusting cash provided by operations as recorded in the condensed consolidated interim statements of statements of cash flows for items not associated with ongoing operations.

•

Average realized gold price is calculated by dividing the different components of gold sales (including third party sales, mark to market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement) by the number of ounces sold.

•

Average realized copper price is calculated by dividing the different components of copper sales (including third party sales, mark to market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement) by the number of pounds sold.

•	Free cash flow is calculated as cash provided by operations less additions to property, plant and equipment.

•	Free cash flow from mine operations is calculated as cash provided by mine operations less additions to property, plant and equipment.

•	Adjusted free cash flow is calculated as free cash flow adjusted for items not associated with ongoing operations.

centerragold.com	39

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding taxes) per ounce are non-GAAP measures and can be reconciled as follows:

	Three months ended September 30,								Nine months ended September 30,
(Unaudited - $ millions, unless otherwise specified)	Consolidated (1)		Kumtor(1)		Mount Milligan(1)		Öksüt(1)(2)		Consolidated (1)		Kumtor(1)		Mount Milligan(1)		Öksüt(1)(2)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Production costs attributable to gold	91.8	100.9	46.3	64.7	27.4	36.2	18.1	—	264.7	286.5	152.5	179.0	90.8	107.5	21.4	—
Production costs attributable to copper	20.6	25.3	—	—	20.6	25.3	—	—	70.8	76.1	—	—	70.8	76.1	—	—
Total Production costs excluding molybdenum segment, as reported	112.4	126.2	46.3	64.7	48.0	61.5	18.1	—	335.5	362.6	152.5	179.0	161.6	183.6	21.4	—
Adjust for:
Selling and marketing	1.8	2.0	—	—	1.8	2.0	—	—	5.8	5.7	—	—	5.8	5.7	—	—
Refining fees	1.8	1.7	1.6	1.4	0.2	0.3	—	—	5.7	4.5	5.1	3.8	0.6	0.7	—	—
By-product credits -copper	(52.8)	(41.4)	—	—	(52.8)	(41.4)	—	—	(125.6)	(108.9)	—	—	(125.6)	(108.9)	—	—
Community costs related to current operations	3.4	4.3	3.4	4.3	—	—	—	—	17.0	6.3	17.0	6.3	—	—	—	—
Adjusted Production Costs	66.6	92.8	51.3	70.4	(2.8)	22.4	18.1	—	238.4	270.2	174.6	189.1	42.4	81.1	21.4	—
Corporate general administrative and other costs	6.7	12.5	—	—	0.3	—	—	—	28.6	35.6	—	—	0.8	—	—	—
Accretion expense	0.3	0.6	0.3	0.4	—	0.2	—	—	0.8	1.5	0.8	1.1	—	0.4	—	—
Capitalized stripping	32.5	18.9	29.4	18.9	—	—	3.1	—	98.6	48.3	94.4	48.3	—	—	4.2	—
Capital expenditures (sustaining)	18.5	17.6	9.7	10.5	8.8	7.1	—	—	63.9	57.5	42.7	30.8	21.2	26.7	—	—
Lease principal payments	1.1	1.5	—	—	1.1	1.5	—	—	3.2	4.0	—	—	3.1	4.0	0.1	—
All-in Sustaining Costs on a by-product basis	125.6	144.0	90.7	100.2	7.4	31.2	21.2	—	433.5	417.1	312.5	269.3	67.5	112.2	25.7	—
Revenue-based taxes	37.9	33.0	37.9	33.0	—	—	—	—	113.3	88.2	113.3	88.2	—	—	—	—
Income and mining taxes	3.4	1.4	—	—	2.0	1.4	1.4	—	5.5	3.1	—	—	4.1	3.1	1.4	—
All-in Sustaining Costs on a by-product basis (including taxes)	166.9	178.4	128.6	133.2	9.4	32.6	22.6	—	552.3	508.4	425.8	357.5	71.6	115.3	27.1	—
Ounces sold (000’s)	238.0	216.0	142.1	160.1	44.8	55.9	51.1	—	652.2	610.8	472.6	463.7	120.2	147.1	59.4	—
Pounds sold (millions)	21.7	21.9	—	—	21.7	21.9	—	—
Production costs per ounce of gold sold ($ /oz sold)	386	467	326	404	612	648	354	—	406	469	323	386	755	731	360	—
Production costs per pound of copper sold ($ /pound sold)	0.95	1.16	n/a	n/a	0.95	1.16	n/a	n/a	1.15	1.43	n/a	n/a	1.15	1.43	n/a	n/a
Gold - All-in Sustaining Costs on a by-product basis ($ /oz sold)	528	666	639	626	165	557	416	—	665	683	661	581	562	763	433	—
Gold - All-in Sustaining Costs on a by-product basis (including taxes) - $ /oz sold	701	825	905	832	209	583	443	—	847	832	901	771	596	784	457	—
Gold - All-in Sustaining Costs on a co-product basis -before taxes ($ /oz sold)	642	717	639	626	770	766	416	—	728	711	661	581	905	882	433	—
Copper - All-in Sustaining Costs on a co-product basis - before taxes ($ /pound sold)	1.18	1.36	n/a	n/a	1.18	1.36	n/a	n/a	1.37	1.72	n/a	n/a	1.37	1.72	n/a	—

(1)	Results may not add due to rounding
(2)	Reflects costs while in commercial production

centerragold.com	40

Adjusted net earnings can be reconciled as follows:

Adjusted net earnings is intended to provide investors with information about the Company’s continuing income generating capabilities. This measure adjusts for the earnings impact of items not associated with ongoing operations.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except as noted)	2020	2019	2020	2019
Net earnings	$205.7	$(165.1)	$313.3	$(81.3)
Adjust for items not associated with ongoing operations:
Kyrgyz Republic settlement		10.0	—	10.0
Asset Impairment - Mount Milligan	—	230.5	—	230.5
ARO revaluation at sites on care and maintenance	—	—	43.5

Adjusted net earnings	$205.7	$75.4	$356.8	$159.2

Net earnings per share - basic	$0.70	$(0.56)	$1.06	$(0.28)
Net earnings per share - diluted	$0.68	$(0.56)	$1.05	$(0.28)
Adjusted net earnings per share - basic	$0.70	$0.26	$1.21	$0.54
Adjusted net earnings per share - diluted	$0.68	$0.26	$1.20	$0.54

Adjusted operating cashflow can be reconciled as follows:

	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2020	2019	2020	2019
Cash provided by operations	$358.8	$31.9	$748.0	$241.6
Adjust for items not associated with ongoing operations:
Kyrgyz Republic settlement	5.0	62.6	5.0	62.6

Adjusted cash provided by operations	$363.8	$94.5	$753.0	$304.2

Free cash flow is calculated as follows:

	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2020	2019	2020	2019
Cash provided by operations (1)	$358.8	$31.9	$748.0	$241.6
Adjust for:
Additions to property, plant and equipment (1)	(77.8)	(84.4)	(221.1)	(206.5)

Free cash flow (deficit)	$281.0	$(52.5)	$526.9	$35.1

Adjust for:
Kyrgyz Republic settlement	5.0	62.6	5.0	62.6

Adjusted Free cash flow	$286.0	$10.1	$531.9	$97.7

(1)	As presented in the Company’s Consolidated Statement of Cash Flows.

centerragold.com	41

Average realized sales price for gold

The average realized gold price per ounce sold is calculated by dividing gold sales revenue, together with the final pricing adjustments and mark-to-market adjustments by the ounces sold, as shown in the table below:

	Three months ended September 30,		Nine months ended September 30,
Average realized sales price for gold	2020	2019	2020	2019
Gold sales reconciliation ($ millions)
Gold sales - Kumtor	268.2	234.4	803.5	627.1
Gold sales - Öksüt	97.6	—	112.2	—
Gold sales - Mt. Milligan
Gold sales related to cash portion of Royal Gold stream	7.0	8.5	18.4	22.2
Mark-to-market adjustments on sales to Royal Gold	5.3	2.6	6.2	1.2
Final adjustments on sales to Royal Gold	(5.0)	(3.0)	(10.3)	(3.1)

Total gold sales under Royal Gold stream	7.3	8.1	14.3	20.3
Gold sales to third party customers	57.8	54.1	133.8	131.5
Mark-to-market adjustments	(3.4)	(9.9)	1.6	(5.4)
Final pricing adjustments	5.1	10.0	10.9	10.1
Final metal adjustments	(2.5)	0.4	(1.7)	0.4

Total gold sales to third party customers	57.0	54.6	144.6	136.6
Gold sales, net of adjustments	64.3	62.7	158.9	156.9
Refining and treatment costs	(0.2)	(0.4)	(0.6)	(0.6)

Total gold sales	64.1	62.3	158.3	156.3

Total gold revenue - Consolidated	429.9	296.7	1,074.0	783.4

Ounces of gold sold
Gold ounces sold - Kumtor	142,132	160,088	472,572	463,663
Gold ounces sold - Öksüt	51,120	—	59,469	—
Ounces sold to Royal Gold - Mt. Milligan	15,623	19,541	41,842	51,223
Ounces sold to third party customers - Mt. Milligan	29,194	36,394	78,329	95,876

Total ounces sold - Consolidated(1)	238,069	216,023	652,212	610,761

Average realized sales price for gold on a per ounce basis
Average realized sales price - Kumtor	1,887	1,464	1,700	1,352
Average realized sales price - Öksüt	1,910	—	1,887	—
Average realized gold price - Royal Gold	435	435	435	435
Average realized gold price - Mark-to-market adjustments	340	132	147	23
Average realized gold price - Final pricing adjustments	(321)	(155)	(247)	(60)

Average realized gold price - Mt. Milligan - Royal Gold	454	412	336	398
Average realized gold price - Third party	1,981	1,487	1,708	1,372
Average realized gold price - Mark-to-market adjustments	(117)	(271)	20	(56)
Average realized gold price - Final pricing adjustments	174	275	139	105
Average realized gold price - Final metal adjustments	(87)	10	(22)	4

Average realized gold price - Mt. Milligan - Third party	1,951	1,500	1,846	1,425
Average realized gold price - Mt. Milligan - Combined	1,429	1,114	1,318	1,063

Average realized sales price for gold - Consolidated	1,806	1,374	1,647	1,282

(1)	Includes ounces sold at Öksüt from June 1, 2020, after Öksüt achieved commercial production on May 31, 2020.

centerragold.com	42

Average realized sales price for Copper - Mount Milligan

The average realized copper price per pound is calculated by dividing copper sales revenue, together with the final pricing adjustments and mark-to-market adjustments per pound, as shown in the table below:

Average realized sales price for Copper - Mount Milligan	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Copper sales reconciliation ($ millions)
Copper sales related to cash portion of Royal Gold stream	1.9	1.6	4.5	4.1
Mark-to-market adjustments on Royal Gold stream	2.4	(0.4)	1.7	(0.3)
Final adjustments on sales to Royal Gold	(2.5)	0.7	(2.2)	0.1

Total copper sales under Royal Gold stream	1.8	1.9	4.0	3.9
Copper sales to third party customers	54.6	46.6	130.4	117.0
Mark-to-market adjustments	(2.3)	0.2	2.2	2.8
Final pricing adjustments	4.8	(1.9)	3.3	(0.5)
Final metal adjustments	(1.7)	(0.1)	(2.6)	(1.0)

Total copper sales to third party customers	55.4	44.8	133.3	118.3

Copper sales, net of adjustments	57.2	46.7	137.4	122.2
Refining and treatment costs	(4.4)	(5.3)	(11.8)	(13.3)

Copper sales	52.8	41.4	125.6	108.9

Pounds of copper sold (000’s lbs)
Pounds sold to Royal Gold	4,082	4,130	11,561	9,998
Pounds sold to third party customers	17,644	17,777	49,941	43,131

Total pounds sold	21,726	21,907	61,502	53,129

Average realized sales price for copper on a per pound basis
Copper sales related to cash portion of Royal Gold stream	0.45	0.39	0.39	0.41
Mark-to-market adjustments on Royal Gold stream	0.58	(0.09)	0.15	(0.03)
Final pricing adjustments on Royal Gold stream	(0.62)	0.18	(0.19)	0.01

Average realized copper price - Royal Gold	0.44	0.48	0.35	0.39

Average realized copper price - Third party	3.10	2.61	2.61	2.69
Average realized copper price - Mark-to-market adjustments	(0.13)	0.01	0.04	0.07
Average realized copper price - Final pricing adjustments	0.27	(0.11)	0.07	(0.01)
Average realized copper price - Metal pricing adjustments	(0.10)	(0.01)	(0.02)	(0.03)

Average realized copper price - Third party	3.14	2.50	2.70	2.72

Average realized copper price - Combined	2.43	1.89	2.04	2.05

Qualified Person & QA/QC – Production, Mineral Reserves and Mineral Resources

All scientific and technical information in this document (other than exploration related information) has been approved by John Fitzgerald, Professional Engineer and Centerra’s Vice President, Projects and Technical Services, who is the qualified person for the purpose of NI 43-101.

centerragold.com	43